Exhibit 99.1

Maris-Tech Announces First Half 2022 Financial Results

REHOVOT, Israel, Aug. 23, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced its financial results for the six months ended June 30, 2022.

Revenue for the six months ended June 30, 2022 was $967,925, gross margin for the period amounted to $316,776.

Backlog as of August 22, 2022 was approximately $1,557,000, of which most of it is expected to be delivered and be recognized as revenues by the end of 2022 and the rest during 2023. Since January 1, 2022, the Company’s backlog increased significantly compared to previous years.

“In February 2022 we received a vote of confidence from the market and completed a $17.8 million IPO, allowing us to accelerate our R&D and marketing efforts. During the last months we accomplished several major milestones, including a purchase order to take part in the Beresheet 2 Lunar Mission, the first order from a U.S. based direct customer and more” said Israel Bar, CEO of Maris-Tech.

“As a result of our hard work since the beginning of 2022, we expect a wider exposure for our advanced products, as well as our unique technological capabilities and our future financial performance” he added.

First Half 2022 and Recent Highlights

●	The Company launched its flagship product – the Jupiter-AI, a high-end multiple-stream video platform with edge artificial intelligence acceleration.

●	The Company announced that its advanced technology to be deployed at Beresheet 2 Lunar Mission – Israeli Spacecraft.

●	Maris-Tech won its first major U.S. customer, received purchase order from top surveillance manufacturer for $300,000.

●	During the first six months of 2022, the Company expanded its footprint in the defense sector, receiving five orders from leading customers including a repeat order from a leading defense company.

●	The Company announced it has signed a letter of intent with a fabless semiconductor supplier to develop video-based edge computing products.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our expectations regarding wider exposure for our advanced products, our unique technological capabilities and our future financial performance. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to continue to generate revenues at levels above prior levels; our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

Maris-Tech Ltd.

Condensed Interim Balance Sheets

(Unaudited)

	June 30, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents	$346,866	$785
Short-term deposits	11,040,362	-
Trade receivables	633,976	571,482
Other receivables	579,696	2,873
Inventories, net	533,185	391,484

Total current assets	$13,134,085	$966,624

Non-current assets
Restricted deposits	$33,588	$48,341
Deferred issuance costs	-	871,171
Property, plant and equipment, net	76,996	16,511
Severance pay deposits	158,803	136,620
Operating lease right-of-use assets	692,967	-

Total non-current assets	$962,354	$1,072,643

Total Assets	$14,096,439	$2,039,267

Liabilities and Equity (net of capital deficiency)

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$-	$410,324
Trade payables	493,063	463,653
Other current liabilities	606,560	791,038
Short-term liabilities due to related party	10,577	296,459
Total current liabilities	$1,110,200	$1,961,474

Long-Term Liabilities
Long-term loans, net of current maturities	$-	$744,769
Long-term loans from related party	1,088,250	1,088,250
Warrants to purchase ordinary shares	-	351,845
Non-current operating lease liabilities	499,965	-
Accrued severance pay	429,068	272,509
Total long-term liabilities	$2,017,283	$2,457,373

Total Liabilities	$3,127,483	$4,418,847

Commitments and Contingencies

Equity
Shareholders’ equity (capital deficiency)
Ordinary shares, no par value: Authorized - 100,000,000 and 12,500,000 as of June 30, 2022 and December 31, 2021, respectively; issued and outstanding: 7,818,860 and 3,085,000 shares as of June 30, 2022 and December 31, 2021, respectively.	-	-
Preferred shares, no par value: Authorized - no shares and 1,250,000 shares as of June 30, 2022 and December 31, 2021, respectively; issued and outstanding: no shares and 489,812 shares as of June 30, 2022 and December 31, 2021, respectively.	-	-
Additional paid-in capital	17,746,837	2,124,601
Accumulated deficit	(6,777,881)	(4,504,181)

Total Shareholders’ equity (capital deficiency)	10,968,956	(2,379,580)

Total Liabilities and Equity (net of capital deficiency)	14,096,439	$2,039,267

Maris-Tech Ltd.

Condensed Interim Statements of Operations

(Unaudited)

	Six months ended
	June 30, 2022	June 30, 2021

Revenues	$967,925	$1,329,525

Cost of revenues	651,149	646,270

Gross profit	316,776	683,255
Operating expenses
Research and development	650,404	402,351
Sales and marketing	454,208	100,511
General and administrative	1,502,406	249,931
Total operating expenses	2,607,018	752,793

Loss from operations	(2,290,242)	(69,538)
Financial income (expenses), net	16,542	(3,640)

Net loss	$(2,273,700)	$(73,178)
Basic and diluted net loss attributable to shareholders per ordinary share	$(0.32)	$(0.02)
Weighted average number of ordinary shares used in computing loss per ordinary share	7,071,018	3,351,675

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